Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: 819 363-5155
Kingsey Falls, Québec Canada J0A 1B0
www.cascades.com

Cascades Announces the Creation of a New Joint Venture

in the Atlantic Provinces for its Norampac Containerboard Group

Kingsey Falls (Québec), November 27, 2013 – Cascades Inc. (TSX: CAS), a leader in the recovery and recycling sector and the production of green packaging and tissue products, announces an agreement between Norampac and Maritime Paper Products Limited (MPPL) to create a joint venture for their corrugated board activities located in the Atlantic Provinces. The transaction is subject to the approval of the Competition Bureau of Canada. The financial terms of the transaction were not disclosed.

If the transaction is approved, the Norampac operations located in Newfoundland and Moncton will be integrated with those of MPPL, ensuring future growth for the joint venture, and a more comprehensive range of products for its customers. Norampac will be an important partner in the new joint venture, and will supply containerboard, while MPPL will oversee management of the converting operations, as main partner.

In commenting on this transaction, Mr. Marc-André Dépin, President and CEO of Norampac stated “This new venture aims to provide customers with an improved product line and a higher level of service through the combined strengths of Norampac and MPPL. This will advance our objective to modernize our production equipment and continue innovation in terms of our product offering. We are convinced this new venture with MPPL will allow us to increase our efficiency and sales, in order to remain at the forefront of containerboard packaging in this market.”

Until the closing of the transaction, Norampac’s Newfoundland and Moncton plants will continue to operate under the current management within the Norampac Group.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in over 100 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

418 573-2348

hugo_damours@cascades.com

Investors

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

riko_gaudreault@cascades.com

Source Marc-André Dépin President and Chief Executive Officer Norampac, a division of Cascades Canada ULC

Website: www.cascades.com

Green by Nature Blog: http://www.cascades.com/blog

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades